May 8, 2012

VIA EDGAR

Mr. H. Roger Schwall

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Continental Resources, Inc.
Preliminary Proxy Statement Relating to a Merger, Acquisition, or Disposition on Form PREM14A
Filed April 3, 2012
File No. 1-32886

Dear Mr. Schwall,

Set forth below are the responses of Continental Resources, Inc. (the “Company,” “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 27, 2012 (the “Comment Letter”), with respect to the Company’s above-referenced filing (the “Preliminary Proxy Statement”).

Based on our review of the Staff Comment Letter and as further described herein with respect to Comments 2-12, we have amended the Preliminary Proxy Statement to contain the revised disclosure described below.

If following a review of this information, the Staff does not concur with our analysis, we respectfully request an opportunity to discuss this response letter further with the Staff.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in italicized text. Please note all references to page numbers in response to comments on the Preliminary Proxy Statement are references to page numbers to Amendment No. 1 to the Preliminary Proxy Statement (the “Preliminary Proxy Statement Amendment”) filed concurrently with the submission of this letter. Please note the Preliminary Proxy Statement Amendment has been revised to reflect consideration at a Special Meeting (as opposed to an Annual Meeting) of Shareholders. In addition, copies of the relevant paragraphs from the

Mr. H. Roger Schwall

May 8, 2012

Preliminary Proxy Statement Amendment, marked to show changes to the corresponding language in the Preliminary Proxy Statement made in response to the Comment Letter are being provided to the Staff under cover of separate correspondence. We are happy to provide a copy of the Preliminary Proxy Statement Amendment, marked to show the deletion of the disclosure relevant to the Annual Meeting upon request.

General

1.	We are monitoring this filing for resolution of the comments on your Form 10-K for the fiscal year ended December 31, 2011. In this regard, we note an initial comment letter issued on April 16, 2012.

Response: We filed our response to the April 16, 2012 comment letter via EDGAR correspondence on April 25, 2012.

Background of the Transaction, page 58

2.	Expand the first paragraph to explain circumstances around which you and Wheatland entered into the Participation Agreement and to indicate the terms at which Wheatland acquired the Assets. Provide us with a copy of the Participation Agreement.

Response: Wheatland entered into the Participation Agreement to purchase, at cost, oil and gas properties in a defined area in the North Dakota and Montana Bakken to assist the Company with capital in a new and unproven oil play. In response to the Staff’s comment, we have revised the first paragraph of the Background of the Acquisition section on page 22 of the Preliminary Proxy Statement Amendment to reflect Comment 2. We are additionally providing the Staff a copy of the Participation Agreement and all amendments under cover of separate correspondence.

3.	You disclose that Wheatland first inquired as to the company’s interest in a possible transaction in November 2010. Given the affiliation of Messrs. Hamm and Hume to the Company, explain how Wheatland “inquired as to the Company’s interest” regarding a possible transaction and had discussions “over the following months.”

4.	Describe in more detail your “acquisition strategy” and indicate whether you were actively exploring alternative transactions during this period or if the only discussions during this period were with Wheatland’s principals.

Response: During this period, the Company was actively exploring acquisitions of other Bakken assets to consolidate and increase the Company’s position in what it believes is a world class oil play. In response to the Staff’s comment, we have revised the second and third paragraphs of the Background of the Acquisition section on page 22 of the Preliminary Proxy Statement Amendment to reflect Comments 3 and 4.

Mr. H. Roger Schwall

May 8, 2012

5.	In this regard, at various times, you make reference to alternative transactions. For instance, you disclose that on December 3, 2011 the Special Committee reviewed the steps that would be involved in a possible acquisition of Wheatland or an alternative transaction, and you disclose that on February 17, 2011 Messrs. Monroe and Hamm met and reviewed the methods used to evaluate the Wheatland Assets, including a comparative analysis with other Bakken packages evaluated by the company. Please explain what alternative transactions were considered, and elaborate on how Evercore and the Special Committee concluded on February 27, 2012 that no available alternatives existed similar to those available in the Wheatland transaction.

Response: In response to the Staff’s comment, we have revised the fourth paragraph on page 23, third paragraph on page 25, and third paragraph on page 26 in the Background of the Acquisition section of the Preliminary Proxy Statement Amendment to reflect Comment 5.

6.	You disclose that at a February 3, 2012 meeting of the Special Committee, Chris Haugen, the company’s Vice President—Resource Development, discussed with the Committee various quantitative and qualitative considerations involved in analyzing the Wheatland assets against those involved in previous third party transactions involving the company. Please explain what quantitative and qualitative considerations were discussed in this presentation.

Response: In response to the Staff’s comment, we have revised the fifth paragraph on page 24 of the Background of the Acquisition section of the Preliminary Proxy Statement Amendment discussing Chris Haugen’s February 3, 2012 presentation to the Special Committee to reflect Comment 6.

7.	We note that Mr. Hume, a principal of Wheatland, provided information with estimates or other information to Mr. Monroe, chairman of the Special Committee, on several occasions. Provide reasonably detailed summaries of that information. For instance, on February 19, 2012, Mr. Hume emailed Mr. Monroe, to discuss various aspects of the Wheatland assets he felt should be given weight by the Committee and Evercore in their analysis of comparable transactions and performance projections, as well as highlighting features that he felt would be of particular benefit to the company. It appears that on February 21, 2012 Mr. Monroe met with Mr. Hume to discuss the items raised in his earlier e-mail. Address these and similar discussions.

Response: In response to the Staff’s comment, we have added the fifth paragraph on page 25, revised the sixth paragraph which starts on page 25, and revised the second paragraph on page 26 in the Background of the Acquisition section of the Preliminary Proxy Statement Amendment to reflect Comment 7.

Mr. H. Roger Schwall

May 8, 2012

Reasons for the Acquisition; Recommendation of the Disinterested Members of the Board, page 64

8.	The factors listed appear to be positive factors the Board considered in favor of the acquisition, while we note that those listed under “Certain Effects of Proposal 3” on page 72 appear to be negative factors considered. Please clarify if those certain effects of proposal 3 were the only negative factors the board considered.

Response: In response to the Staff’s comment, we have revised the first paragraph of the Certain Effects of Proposal 1 section on page 38 of the Preliminary Proxy Statement Amendment to reflect Comment 8.

Opinion of Evercore to the Special Committee, page 65

Valuation of Wheatland, page 67

Net Valuation Analyses, page 67

9.	You disclose that Evercore evaluated four pricing scenarios in which the principal variables were oil and gas prices. In this regard, you disclose that the four pricing scenarios were based on benchmarks for spot sales of West Texas Intermediate crude oil and spot sales of Henry Hub natural gas. You disclose that three scenarios involved natural gas projections of $3.00, $4.00, and $5.00 per million British thermal units. The quantitative information used by Evercore is disclosed as based on market data that existed on March 23, 2012. In this regard, we note that the closing price for spot sales of Henry Hub natural gas on March 23, 2012 was $2.07 per MBtu, having steadily declined over the last 12 months. Please explain how Evercore concluded that $3.00 per MBtu was the lowest natural gas price appropriate to use in its net asset value scenarios, when market data on March 23, 2012 suggest much lower spot prices for Henry Hub natural gas.

Response: In response to the Staff’s comment, we have revised the first paragraph of the Net Asset Value Analyses section on page 32 of the Preliminary Proxy Statement Amendment to reflect Comment 9.

Precedent M&A Transaction Analysis, page 68

10.	Please disclose how the 16 comparable oil and gas property transactions announced between January 2010 and March 2012 were chosen. Also disclose if any comparables that met these criteria were excluded from the analysis, and if so, the reasons for such exclusions. This comment applies also to those precedent M&A transactions analyses disclosed on page 71.

Mr. H. Roger Schwall

May 8, 2012

11.	Please elaborate on how Evercore applied transaction multiples to determine an implied net asset value range. This comment applies also to those precedent M&A transactions analyses disclosed on page 71, in terms of how Evercore applied transaction multiples to determine implied equity value ranges.

Response: In response to the Staff’s comment, we have revised the first paragraph of the Precedent M&A Transaction Analysis section on page 34 and the first and second paragraphs of the Precedent M&A Transaction Analysis section on page 36 of the Preliminary Proxy Statement Amendment to reflect Comments 10 and 11.

Miscellaneous, page 71

12.	You disclose here and in the opinion in Annex A that Evercore presented these analyses “solely for the information and benefit” of the Special Committee. Shareholders are entitled to rely upon all disclosure contained in the proxy statement, especially as it relates to the fairness of the consideration to be paid by the company. Please delete this limitation or disclose the basis for your belief that stockholders cannot rely on the opinion to support any claims arising under applicable state law. Describe any applicable authority or disclose that the availability of this defense will be resolved by a court of competent jurisdiction. Also disclose that the resolution will have no effect on the rights and responsibilities of the board of directors under applicable state law and disclose that the availability of the defense would have no effect on the rights and responsibilities of the financial advisor or the board of directors under federal securities laws. Please see section II.D.1 of the November 14, 2000 Division of Corporation Finance Current Issues Outline available at www.sec.gov/pdf/cfcr112k.pdf.

Response: In response to the Staff’s comment, we have revised the second paragraph of the Miscellaneous section on page 37 of the Preliminary Proxy Statement Amendment and the third to the last paragraph on page A-3 of Annex A to reflect Comment 12.

In connection with responding to the Staff’s comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. H. Roger Schwall

May 8, 2012

If you have any questions regarding the foregoing responses, please contact the undersigned at (405) 234-9404.

Sincerely,

/s/ Eric S. Eissenstat

Eric S. Eissenstat

Senior Vice President, General Counsel & Secretary

ESE/hls

cc:	Kevin Dougherty, U.S. Securities and Exchange Commission
Special Committee of Continental Resources, Inc.
Evercore Group L.L.C.
John D. Hart, Senior Vice President, Chief Financial Officer & Treasurer
Michael Dillard, Latham & Watkins LLP
GlennWest, Weil, Gotshal & Manges LLP